Consent of Qualified Person:                                                       ROBERT D. THOMAS, JR.

I, Robert D. Thomas, Jr., do hereby consent to:

(a)
the public filing of the technical report titled "EXPLORATION ACTIVITIES OF RUBICON MINERALS CORPORATION” dated January 9, 2009 (the “Technical Report”) and to any extracts from or summary of, the Technical Report in the News Release, dated January 19, 2009;  and

(b)	confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports that disclosure.

Dated in Sparks, Nevada on this 30th day of December, 2008.

Robert D. Thomas, Jr., CPG 10314